UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Franklin Limited Duration Income Trust
(Name of Issuer)
Auction Rate Preferred Shares
(Title of Class of Securities)
35472T200 35472T309 35472T408
(CUSIP Number(s))
Marc Collins RiverNorth Capital Management, LLC 325 N. LaSalle St., Suite 645 Chicago, Illinois 60654-7030 (312) 445-2251
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 8, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d‑1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	35472T200

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	RiverNorth Capital Management, LLC I.R.S. Identification No.: 27-1560688

2. Check the Appropriate Box if a Member of a Group (See Instructions):
	(a) ☐
	(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions):		WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization:		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	0

	8. Shared Voting Power:	—

	9. Sole Dispositive Power:	0

	10. Shared Dispositive Power:	—

11. Aggregate Amount Beneficially Owned by Each Reporting Person:		0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13. Percent of Class Represented by Amount in Row (11):		0%

14. Type of Reporting Person (See Instructions):
	IA

CUSIP No.	35472T200

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	RiverNorth Capital Partners, L.P. I.R.S. Identification No.: 20-8247249

2. Check the Appropriate Box if a Member of a Group (See Instructions):
	(a) ☐
	(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions):		WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization:		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	—

	8. Shared Voting Power:	0

	9. Sole Dispositive Power:	—

	10. Shared Dispositive Power:	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:		0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13. Percent of Class Represented by Amount in Row (11):		0%

14. Type of Reporting Person (See Instructions):
	PN

CUSIP No.	35472T200

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	RiverNorth Institutional Partners, L.P. I.R.S. Identification No.: 27-1087172

2. Check the Appropriate Box if a Member of a Group (See Instructions):
	(a) ☐
	(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions):		WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization:		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	—

	8. Shared Voting Power:	0

	9. Sole Dispositive Power:	—

	10. Shared Dispositive Power:	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:		0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13. Percent of Class Represented by Amount in Row (11):		0%

14. Type of Reporting Person (See Instructions):
	PN

Item 1. Security and Issuer
This Statement on Schedule 13D (this “Statement”) relates to Auction Rate Preferred Shares, Series M, W and F, having a liquidation value of $25,000 per share plus accumulated and unpaid dividends (the “ARPS”), of Franklin Limited Duration Income Trust, closed-end management investment company (the “Issuer”).  All series of ARPS of the Issuer are treated herein as a single class of securities. The Issuer’s principal executive offices are located at One Franklin Parkway, San Mateo, California 94403.
Item 4. Purpose of Transaction
Item 4 is hereby supplemented by the addition of the following disclosure:
Pursuant to the Issuer’s tender offer for up to 100% of its outstanding ARPS, on August 8, 2017, the Issuer accepted for purchase all tendered ARPS at a price equal to 94% of par, which included all ARPS that had been tendered by the Reporting Persons.  Accordingly, this Amendment is a close out filing.
Item 5. Interest in Securities of the Issuer
Items 5(a), 5(b) and 5(c) are hereby supplemented to read as follows:
(a)-(b)  The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.
(c)  The following transactions in the ARPS were effected by the Reporting Persons during the past sixty days:

Date	Nature of Transaction	No. of Shares	Price
8/8/2017	Disposed	694	94% of par
8/8/2017	Disposed	601	94% of par
8/8/2017	Disposed	525	94% of par

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth under Item 2 is incorporated herein.
Item 7. Material to Be Filed as Exhibits
Exhibit Description
99.1	Joint Filing Agreement, dated as of August 19, 2016, by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
August 10, 2017	RiverNorth Capital Management, LLC By: /s/Marcus Collins Marcus Collins, General Counsel and Chief Compliance Officer
RiverNorth Capital Partners, L.P. By: RiverNorth Capital Management, LLC, General Partner By: /s/Marcus Collins Marcus Collins, General Counsel and Chief Compliance Officer
RiverNorth Institutional Partners, L.P. By: RiverNorth Capital Management, LLC, General Partner By: /s/Marcus Collins Marcus Collins, General Counsel and Chief Compliance Officer

ANNEX A
The following sets forth the name and present principal occupation of each executive officer, director and control person of the Reporting Persons (the “Listed Persons”). The business address of each of the Listed Persons is 325 N. LaSalle St., Suite 645, Chicago, Illinois 60654-7030.
NAME	PRINCIPAL OCCUPATION(S)
Schmucker, Brian H.	Chief Executive Officer of RiverNorth; Principal of RiverNorth Holding Co.
Galley, Patrick W.	Chief Investment Officer of RiverNorth; Principal of RiverNorth Holding Co.
Mohrhardt, Jonathan M.	Chief Operating Officer of RiverNorth
Collins, Marcus L.	General Counsel and Chief Compliance Officer of RiverNorth

Exhibit 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and all amendments thereto with respect to the Auction Rate Preferred Shares of Franklin Limited Duration Income Trust beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.
August 19, 2016	RiverNorth Capital Management, LLC By: /s/Marcus Collins Marcus Collins, General Counsel and Chief Compliance Officer
RiverNorth Capital Partners, L.P. By: RiverNorth Capital Management, LLC, General Partner By: /s/Marcus Collins Marcus Collins, General Counsel and Chief Compliance Officer
RiverNorth Institutional Partners, L.P. By: RiverNorth Capital Management, LLC, General Partner By: /s/Marcus Collins Marcus Collins, General Counsel and Chief Compliance Officer